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August 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa App 2 LLC
Offering Statement on Form 1-A
Post-Qualification Amendment No. 5
Filed July 27, 2022
File No. 024-11648

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa App 2 LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 16, 2022 (the “Comment Letter”), with respect to the Company’s Offering Statement on Form 1-A filed as Post-Qualification Amendment No. 5 with the Commission on July 27, 2022 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing an amended Offering Statement on Form 1-A as Post-Qualification Amendment No. 6 (the “Amended Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

Post-qualification Amendment No. 5 to Offering Statement on Form 1-A, filed July 27, 2022

Combined Statement of Certain Revenue and Expenses

1. Organization and Nature of Activities, page F-171

1.	Please update your table (and similar tables throughout your filing) to include the date rental operations commenced at 201 Signet Court. In that regard we note that the property generated $3,345 in rental revenue for the period ended December 31, 2021.

Response to Comment No. 1

The Company advises the staff that the Property located at 201 Signet Court, Stockbridge, GA 30281 originally commenced its rental operations in October 2021. The tenant occupying the Property was subsequently evicted in January 2022. This Property has remained vacant and has not engaged in any subsequent rental operations since January 2022. In response to the Staff’s comment, the Company has provided clarifying footnotes to the tables on pages F-166 and F-171.

General

2.	We note your response to comment 4 and reissue the comment in part. With a view to clarifying disclosure, advise us regarding the qualification requirements for investors and the necessary steps that must be taken by them to access the trading information on the Landa Mobile App. Further, please revise the first risk factor on page 22 or where appropriate to address risks that may result from the additional necessary steps and the fact that investors are only able to trade their shares of a series on the Landa Mobile App. For example, should they be unable to access the application for whatever reason, they would be unable to buy or sell their shares when they desire or that they may only buy or sell their shares in accordance with terms or rules provided by the company on the application.

Response to Comment No. 2

Prospective investors that download the Landa Mobile App and create a username and password can access and view secondary trading information. Prospective investors cannot engage in any securities activities, including any secondary transactions, until they have been approved by the Broker Dealer. In response to the Staff’s comment, the Company has revised the risk factor titled “You may be unable to resell your Shares at desired times or prices, if at all”, as well as other sections in the Amended Offering Statement to clarify, among other things, that the Landa Mobile App remains the sole and exclusive means by which investors can access the Secondary Trading Platform and that only investors that have been approved by the Broker Dealer and successfully onboarded on to the Landa Mobile App may engage in secondary transactions on the Landa Mobile App or access the trading information on the Landa Mobile App.

3.	We note the revised disclosure on page 39 regarding inflation. Please revise Management’s Discussion and Analysis or where appropriate to identify actions planned or taken, if any, to mitigate inflationary pressures, and the extent to which recent inflationary pressures have materially impacted series operations. Identify the types of inflationary pressures you are facing and how the series have been affected.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Amended Offering Statement to include a further explanation regarding the impact of inflation on the Properties, the Company and the Series.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail
Yishai Cohen, Chief Executive Officer
Neeraj Kumar, General Counsel
Landa Holdings, Inc.
Matthew Schoenfeld, Esq.
Farnell Morisset, Esq.
Goodwin Procter LLP

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